SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JULY 4th, 2022

I. DATE, TIME AND PLACE: On July 4th, 2022, at 10:00 a.m., held exclusively digitally through the digital platform Microsoft Teams, pursuant to article 124, §2º-A of Law No. 6,404/1976, as amended (“Brazilian Corporate Law”), and CVM Resolution No. 81, from March 29th, 2022 (“CVM Resolution 81”), duly recorded in its entirety. In accordance with paragraph 3 of article 5th of CVM Resolution 81, the Meeting is considered held at the headquarters of Gol Linhas Aereas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, in the city of and State of São Paulo, ZIP Code 04626-020.

II. PUBLICATIONS: Call notice published in Valor Econômico newspaper, pursuant to paragraph 1st of Article 124 of Brazilian Corporate Law, on the following dates: (a) in its digital edition: on June 10, June 11 and June 14, 2022; (b) in its printed edition: (i) June 10, 2022 (page C9); (ii) June 11, June 12 and June 13, 2022 (page B4); and (iii) on the June 14, 2022 (page A6).

III. ATTENDANCE: Shareholders representing the Company’s total voting capital stock attended the Meeting, according to the qualification process and participation through the digital platform Microsoft Teams.

IV. CHAIR: Constantino de Oliveira Junior - Chairman; Ana Beatriz Margarido Pires de Almeida Lobo - Secretary.

V. AGENDA: Deliberate upon the election of a new member to the Company’s Board of Directors.

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VI. RESOLUTIONS: Following the necessary explanations and a detailed analysis of the agenda and the related documents, it was approved, by the unanimous vote of shareholders with voting rights present (representing 2,863,682,675 votes), the election of Mr. Paulo Sergio Kakinoff, Brazilian, married, businessman, bearer of Identity Card RG No. 25.465.939-1, issued by SSP/SP, and enrolled with the CPF/ME under No. 194.344.518-4, with business address at Rua Domingos Fernandes, 119, Apto 81, Vila Nova Conceicao, CEP 04509-010, in the city and State of São Paulo, as member of the Company's Board of Directors, with a united term of office with the other members of the Board of Directors elected at the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 29, 2022 (“AESM”).

The director hereby elected declared, in accordance with the provisions set forth in Article 37, item II, of Law No. 8,934/94 and Article 147, paragraphs 1 and 2, of the Brazilian Corporate Law, that has not been charged for any crime provided for by law or legal restrictions which would prevent him from exercising business activities. The instrument of investiture of the director elected herein, with the applicable legal declarations for the exercise of the position, was duly signed and is filed at the Company's headquarters.

VII.  MINUTES, PUBLICATIONS AND CLARIFICATIONS: It was authorized by the unanimous vote of shareholders with voting rights present to drawn-up the minutes of this Extraordinary Shareholders’ Meeting in summary form, as set forth in the paragraph 1 of Article 130 of the Brazilian Corporate Law. Furthermore, by the unanimous vote of shareholders with voting rights present, the proposal for publication of these minutes with the omission of the signatures of the shareholders was approved.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were projected on screen for the reading of those present and, once checked and approved, were signed by the Chairman and Secretary of the Meeting, having been considered as signatories of the minutes, pursuant to Article 47, § 1, of CVM Resolution 81, the shareholders who registered their presence in the electronic system of digital participation made available by the Company.

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IX. SIGNATURES: Chairman: Constantino de Oliveira Junior. Secretary: Ana Beatriz Margarido Pires de Almeida Lobo.

X. SHAREHOLDERS PRESENT: MOBI FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR; RICARDO CONSTANTINO; HENRIQUE CONSTANTINO; CONSTANTINO DE OLIVEIRA JÚNIOR; JOAQUIM CONSTANTINO NETO.

This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, July 4th, 2022.

Chair of the Meeting:

Constantino de Oliveira Junior Chairman	Ana Beatriz Margarido Pires de Almeida Lobo Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer